Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ATM.com, Inc.
4600 Campus Drive, Suite 107
Newport Beach, CA 92660
www.atm.com

Up to $4,999,999.20 in Common Stock at $1.23
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ATM.com, Inc.
Address: 4600 Campus Drive, Suite 107, Newport Beach, CA 92660
State of Incorporation: DE
Date Incorporated: December 18, 2018

Terms:

Equity

Offering Minimum: $9,999.90 | 8,130 shares of Common Stock
Offering Maximum: $4,999,999.20 | 4,065,040 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.23
Minimum Investment Amount (per investor): $249.69

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Amount Based

$1,000+

5% bonus shares

$2,000+

10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

ATM.com, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at

$1.23 / share, you will receive 110 Series Seed-1 shares, meaning you'll own 110 shares for $123. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

ATM.com, Inc. ("ATM" or the "Company") has introduced, what we believe to be, the first app that allows users the opportunity to convert their personal data assets into cash and invest it directly into the stock market using our proprietary SEC-registered FinTech platform. ATM's mission is to give users "Data Dignity," which is the concept that the user must be paid for the use of their data. Our user's data is turned into property owned by the user, and they are compensated by ATM for their property. Data added to ATM's unique Data Vault is given directly by the user. This results in a transparent and mutually beneficial form of data monetization. The Data Dignity model addresses a growing need in the US for new streams of income and the ability to invest it seamlessly.

The Company was originally formed on December 18, 2018, as Ant Transaction Machines, Inc. under the laws of the state of Delaware. On February 25, 2022, the Company changed its name to Ant Money, Inc. Then on September 9, 2022, the Company's name was changed to ATM.com, Inc. under Delaware law.

ATM.com, Inc. is the parent company of Blast Intergalactic Group, Inc. (or "BIG"), a 100% wholly-owned subsidiary that was originally founded in 2016 as Investable Games Technology, Inc. and acquired by the Company on October 15, 2021. BIG has built the app Learn & Earn, which helps users of all ages learn financial literacy, work readiness, and entrepreneurship through bite-size courses.

The Company and its subsidiary BIG share joint ownership of another related business, Ant Farm, Inc. which was originally founded in 2020 under the name Ant Money, Inc. The Company's jointly owned subsidiary, Ant Farm, Inc. is also the 100% owner of Ant Money Advisors, LLC which was founded in 2020.

The Company provides capital to each of its entities (ie BIG, Ant Farm, Inc., and Ant Money Advisors, LLC) as needed to ensure that it is able to continue its overall operations.

Competitors and Industry

Industry

The global financial services, data, and digital advertising markets are expected to grow from $24 Trillion to $38 Trillion within the next 5 years. Additionally, it's estimated that 56% of Americans don't have $1,000 set aside for an emergency.

https://www.globenewswire.com/en/news-release/2022/07/12/2477921/28124/en/Financial-Services-Global-Market-Report-2022-2026-Featuring-Key-Players-Allianz-JPMorgan-Chase-China-Life-Insurance-Others.html

https://www.cnbc.com/2022/01/19/56percent-of-americans-cant-cover-a-1000-emergency-expense-with-savings.html

Competitors

There are multiple apps where you can "sell" your data to earn cash such as Pogo and DataCoup.

-Pogo: the most current funding data available for Pogo reflects they've raised a total of $14.8M in funding over 2 rounds. Their latest funding was raised on July 26, 2022, from a Seed round.

-DataCoup: the most current funding data available for DataCoup shows they have raised a total of $1.3M in funding over 3 rounds with the latest funding being raised on Nov. 9, 2015, from a Non-equity Assistance round.

https://www.crunchbase.com/organization/pogo-7569/company_financials

https://www.crunchbase.com/organization/datacoup/company_financials

However, at ATM we do not sell your data. Secondly, we allow users to take their earned income and open up an investment account with those funds. We're helping users build wealth and teaching them how to invest which makes us very unique.

Current Stage and Roadmap

Current Stage

ATM has reached product market fit with its fully operational platform, a user base of over 700,000, and has generated over $4 Million in revenue already.

Roadmap

ATM is on track to reach 1M users and $5M in revenue by the end of 2022 and recently launched surveys and location rewards. In 2023, we plan to increase our users significantly, launch new earning features and opportunities, and invest in customer acquisition and marketing efforts.

The Team

Officers and Directors

Name: Michael Gleason

Michael Gleason's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 18, 2018 - Present
  Responsibilities: The CEO is responsible for the overall success of a business entity or other organization and for making top-level managerial decisions. In addition to his salary of $350,000, Mr. Gleason has 1,040,590 stock options, 6,025,040 shares of common stock and 411,629 shares of Preferred Series A stock.

- **Position:** Director
  Dates of Service: December 18, 2018 - Present
  Responsibilities: Responsible for the business and affairs of the Company, under the direction of the Board of Directors.

Other business experience in the past three years:

- **Employer:** Learn & Earn App
  Title: CEO
  Dates of Service: November 01, 2020 - January 01, 2022
  Responsibilities: Operations

Other business experience in the past three years:

- **Employer:** Blast
  Title: CEO
  Dates of Service: January 01, 2020 - January 01, 2022
  Responsibilities: Operations

Name: Walter Cruttenden

Walter Cruttenden's current primary role is with Binary Research Institute. Walter Cruttenden currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: December 18, 2018 - Present

Responsibilities: The Chairman is responsible for leading the Board and focusing it on strategic matters, overseeing the Company's business and setting high governance standards. As Chairman, Walter earns $31,200 annually. Walter also has 5,554,919 shares of common stock and 758,555 shares of Preferred Series A stock.

Other business experience in the past three years:

- **Employer:** Acorns
  Title: Co-Founder
  Dates of Service: February 01, 2012 - January 01, 2022
  Responsibilities: Chairman

Other business experience in the past three years:

- **Employer:** Binary Research Institute
  Title: Executive Director
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Operations

Other business experience in the past three years:

- **Employer:** Cruttenden Partners
  Title: President
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Operations

Other business experience in the past three years:

- **Employer:** Blast
  Title: CEO/Co-Founder
  Dates of Service: January 01, 2017 - January 01, 2020
  Responsibilities: Operations

Name: Shital Patel

Shital Patel's current primary role is with Sriji Financial Services, LLC.. Shital Patel currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: February 16, 2019 - Present
  Responsibilities: The CFO is responsible for tracking the cash flow, financial

planning and analyzing the company's financial strengths and weaknesses and proposing strategic directions. Shital earns $120,000 in wages and has 150,000 shares of common stock and 18,096 shares of Preferred Series A stock.

Other business experience in the past three years:

- **Employer:** Sriji Financial Services, LLC.
  Title: Founder & CFO
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Responsible for tracking the cash flow, financial planning and analyzing the company's financial strengths and weaknesses and proposing strategic directions for multiple organizations.

Other business experience in the past three years:

- **Employer:** NarrativeWave, Inc.
  Title: CFO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Responsible for tracking the cash flow, financial planning and analyzing the company's financial strengths and weaknesses and proposing strategic directions.

Other business experience in the past three years:

- **Employer:** Freespira, Inc.
  Title: CFO
  Dates of Service: January 01, 2020 - April 30, 2022
  Responsibilities: Responsible for tracking the cash flow, financial planning and analyzing the company's financial strengths and weaknesses and proposing strategic directions.

Other business experience in the past three years:

- **Employer:** Nobody Studios, Inc.
  Title: CFO
  Dates of Service: March 01, 2020 - September 30, 2022
  Responsibilities: Responsible for tracking the cash flow, financial planning and analyzing the company's financial strengths and weaknesses and proposing strategic directions.

Name: Kevin Muldoon

Kevin Muldoon's current primary role is with Mayor of Newport Beach. Kevin Muldoon currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: August 09, 2021 - Present
  Responsibilities: As a Board Director, Kevin works to adopt policies improving the Company's strategic focus. Kevin has 119,972 stock options and 12,820 common stock of the Company.

- **Position:** Mayor of Newport Beach
  Dates of Service: December 01, 2021 - Present
  Responsibilities: As the Mayor, Kevin oversees the city of Newport Beach's main departments, including the police, fire, education, housing and transportation departments.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial & software services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Preferred Shares in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online financial services. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the

product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Preferred Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
ATM.com, Inc. was formed on December 18, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ATM.com, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, 500,000+ users, and effectively $2M revenue. If you are investing in this company, it's because you think that the ATM app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the SEC (Securities & Exchange Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including legal work, public relations, advertising, KYC, and investment transfers. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ATM.com, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ATM.com, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The Company has several related corporate entities through overlapping management and connected operations.
The Company is the parent company of Blast Intergalactic Group, Inc. (or "BIG" or "Blast"), a 100% wholly-owned subsidiary that was originally founded in 2016 as Investable Games Technology, Inc. The Company and its subsidiary BIG share joint ownership of another related business, Ant Farm, Inc. which was originally founded in 2020 under the name Ant Money, Inc. The Company's jointly owned subsidiary, Ant Farm, Inc. is also the 100% owner of Ant Money Advisors, LLC which was founded in 2020. BIG has built the app Learn & Earn, which is a component of the Company's overall business model. The Company provides capital to each of its entities (ie BIG,

Ant Farm, Inc., and Ant Money Advisors, LLC) as needed to ensure that it is able to continue its overall operations. Several members of the Company's executive team also hold management positions with its related corporate entities. There is some level of risk in investing in a company that has members of its management serving similar roles for other businesses with intertwined operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Gleason	6,025,040	Common Stock	20.15%
Michael Gleason	411,629	Preferred Stock	
Walter Cruttenden	5,554,919	Common Stock	19.77%
Walter Cruttenden	758,555	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock, and SAFE C. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,065,040 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 17,959,526 outstanding.

Voting Rights

1 vote per 1 share. Please see Other Material Rights below for further information on voting rights associated with this stock class.

Material Rights

The total amount outstanding includes 3,772,939 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 901,926 shares to be issued pursuant to stock options, reserved but unissued.

Please refer to the Company's Amended Articles of Incorporation attached to the Offering Memorandum as Exhibit F for further details on the rights and privileges of its stock classes.

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of Preferred Stock set forth herein.

Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that except as otherwise required by law or as set forth in this Amended and Restated Certificate of Incorporation, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the DGCL. There shall be no cumulative voting.

Dividends. The Board of Directors may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

Stock Transfer Agreements. The Company shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by law.

Transfers. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority.

Preferred Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Series A Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

Material Rights

Please refer to the Company's Amended Articles of Incorporation attached to the Offering Memorandum as Exhibit F for further details on the rights and privileges of its stock classes.

Undesignated Preferred Stock. Except as otherwise restricted by this Amended and Restated Certificate of Incorporation, the Board of Directors of the Corporation (the "Board of Directors"), is hereby authorized to provide for the issuance of, and to issue, one or more series of shares of Preferred Stock, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of such shares and by filing a certificate of designation pursuant to the DGCL, to establish from time to time the powers, designations, voting rights, if any, preferences, and relative, participating, optional or other special rights of each such series and the qualifications, limitations or restrictions thereof. If at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares that constitutes less than all of the authorized number of shares of Preferred Stock, then the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, the authority to determine and fix the following:

(a) the number of shares to constitute that series and the distinctive designation of that series;

(b) whether and under what conditions dividends may be payable on such shares, the dividend rate, if any, on the shares of that series, whether the dividends shall be cumulative, and, if so, from which date or dates, and the preferences, if any, and the special and relative rights of the shares of that series as to dividends;

(c) whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(d) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; any other class or of any other series of the same or any other class of capital stock of the Corporation and, if so, the conversion or exchange price or ratio and other conversion and exchange terms;

(e) whether or not the shares of that series shall be convertible into or exchangeable for shares of any other class or of any other series of the same or any other class of capital stock of the Corporation and, if so, the conversion or exchange price or ratio and other conversion and exchange terms;

(f) whether or not the shares of that series will have voting rights and, if applicable, the matters to be voted on by such series and the terms and conditions under which the shares of that series shall have separate voting rights or no voting rights;

(g) whether the shares of that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund; and

(h) other powers, designations, preferences, and relative, participating, optional or other special rights of the shares of that series and the qualifications, limitations or restrictions thereof to the full extent now or hereafter permitted by the laws of the State of Delaware. Without limiting the generality of the foregoing, and subject to the rights of any series of Preferred Stock then outstanding, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by law, including without limitation the Series A Preferred Stock.

Series A-1 Preferred Stock

The amount of security authorized is 1,500,000 with a total of 1,500,000 outstanding.

Voting Rights

There are no voting rights associated with Series A-1 Preferred Stock.

Material Rights

Please refer to the Company's Amended Articles of Incorporation and Certificates of Designation attached to the Offering Memorandum as Exhibit F for further details on the rights and privileges of its stock classes.

Dividends. Series A-1 Preferred Stock. In any calendar year, the holders of outstanding shares of Series A-1 Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Series A-1 Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Series A-1 Preferred Stock have been paid or set aside for payment to the holders of Series A-1 Preferred Stock. The right to receive dividends on shares of Series A-1 Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series A-1 Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Series A-1 Preferred Stock shall be on a pro rata basis.

Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A-1 Preferred Stock shall be entitled to receive, after payment, or provision for payment, in full of all claims of creditors of the Corporation and all amounts due and payable to Senior Securities required by the Charter prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A-1 Preferred Stock held by them equal to the greater of (i) the sum of (A) the Liquidation Preference of the Series A-1 Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series A-1 Preferred Stock and (ii) such amount for such share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock pursuant to Section Q immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series A-1 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 5(a), then after payment of all amounts payable to Senior

Securities required by the Charter the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A-1 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 5(a).

Conversion. The holders of the Series A-1 Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series A-1 Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the Series A-1 Preferred Stock by the Conversion Price (the number of shares of Common Stock into which each share of Series A-1 Preferred Stock may be converted is hereinafter referred to as the "Conversion Rate"). Upon any decrease or increase in the Conversion Price for the Series A-1 Preferred Stock, as described in this Section 4, the Conversion Rate shall be appropriately increased or decreased.

(b) Automatic Conversion. Each share of Series A-1 Preferred Stock shall automatically be converted into fully-paid, nonassessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"), covering the offer and sale of the Corporation's Common Stock, provided, however, that the aggregate gross proceeds to the Corporation are not less than $50,000,000, (ii) a business combination transaction (whether by merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination) involving the Corporation and a special purpose acquisition company or a subsidiary thereof where the Corporation is the surviving entity in such transaction and immediately following the closing of such initial business combination the Common Stock of the Corporation is listed for trading on a stock exchange or any public trading market resulting in at least $50,000,000 of gross proceeds to the Corporation, or (iii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Series A-1 Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i), (ii) and (iii) are referred to herein as an "Automatic Conversion Event").

Series A Preferred Stock

The amount of security authorized is 18,000,000 with a total of 17,164,702 outstanding.

Voting Rights

5. Voting. (a) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Series A Preferred Stock and the holders of

Common Stock shall vote together and not as separate classes. (b) Series A Preferred Stock. Each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series A Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Series A Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Series A Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted), shall be disregarded. (c) Adjustment in Authorized Common Stock and Series A Preferred Stock. The number of authorized shares of Common Stock and Series A Preferred Stock may be increased or decreased (but not below the number of shares of Common Stock or Series A Preferred Stock then outstanding) by an affirmative vote of the holders of a majority of the capital stock of the Corporation.

Material Rights

Please refer to the Company's Amended Articles of Incorporation and Certificates of Designation attached to the Offering Memorandum as Exhibit F for further details on the rights and privileges of its stock classes.

Dividends. Series A Preferred Stock. In any calendar year, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Series A Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the holders of Series A Preferred Stock. The right to receive dividends on shares of Series A Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series A Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Series A Preferred Stock shall be on a pro rata basis.

Liquidation Rights. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of (i) the sum of (A) the Liquidation Preference of the Series A Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock and (ii) such amount for such share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section lli}.

Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series A Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the Series A Preferred Stock by the Conversion Price (the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted is hereinafter referred to as the "Conversion Rate"). Upon any decrease or increase in the Conversion Price for the Series A Preferred Stock, as described in this Section 4, the Conversion Rate shall be appropriately increased or decreased.

(b) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into fully-paid, nonassessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"), covering the offer and sale of the Corporation's Common Stock, provided, however, that the aggregate gross proceeds to the Corporation are not less than $50,000,000, (ii) a business combination transaction (whether by merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination) involving the Corporation and a special purpose acquisition company or a subsidiary thereof where the Corporation is the surviving entity in such transaction and immediately following the closing of such initial business combination the Common Stock of the Corporation is listed for trading on a stock exchange or any public trading market resulting in at least $50,000,000 of gross proceeds to the Corporation, or (iii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Series A Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i), (ii) and (iii) are referred to herein as an "Automatic Conversion Event").

SAFE C

The security will convert into Safe preferred stock and the terms of the SAFE C are outlined below:

Amount outstanding: $2,150,000.00

Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $40,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Material Rights

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided, that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

What it means to be a minority holder

As a minority holder of Common Security of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $3,680,000.00
  Use of proceeds: Operating expenses
  Date: April 06, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $3,730,000.00
  Use of proceeds: Customer acquisition costs, payroll, operating expenses
  Date: August 25, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $31,656,722.00
  Number of Securities Sold: 17,164,702
  Use of proceeds: This number includes the conversion of SAFE A and SAFE B, plus the acquisition of BIG ($20M stock acquisition). New funds used for customer acquisition costs, payroll, operating expenses.
  Date: October 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE

Final amount sold: $2,150,000.00
Use of proceeds: customer acquisition costs, payroll, operating expenses
Date: September 18, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue was significantly higher for fiscal year 2021 at $1,968,727 compared to fiscal year 2020 revenue of $56,405. Our product was launched in December 2020, leading to a very small amount of revenue in 2020. In 2021, we focused our efforts on growing our users which lead to the growth in our revenue throughout the year.

Cost of sales

Cost of sales in 2021 was $1,257,247, an increase of approximately $1,256,125, from costs of $1,120 in fiscal year 2020. The increase was directly attributed to the larger number of users and revenue that was generated in 2021.

Gross margins

2021 gross profit increased by $656,197 over 2020 gross profit and gross margins as a percentage of revenues decreased from 98% in 2020 to 36% in 2020. The revenue and gross margin in 2020 were limited to a very small set of users that was not indicative of the performance of the organization.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of ATM.com, Inc., Blast Intergalactic Games, Inc. Ant Farm, Inc. and Ant Money Advisors, LLC. Expenses in 2021 increased $5,707,415 from 2020. Approximately $3.1M of this increase was due to increased compensation and benefits costs. The Company hired thirty-five employees in 2021, sixteen in engineering, five in product development, six in customer service, two in sales, two in marketing and four in operations. The Company company's customer acquisition costs increased from $80,474 in 2020 to $2,259,558 in 2021 as the company continued to grow its users.

Historical results and cash flows:

The most cash-intensive areas of the business were the cost to acquire customers. We acquire customers through marketing channels such as Google Ads, Facebook, and TikTok to attract users to join our platform. We have over 700K users! We have generated cash through SAFE notes or equity financing and will continue to do the same in the near future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The capital resources the Company currently has is the cash on hand of $614,502 as of Sept 2022. The Company also has the ability to raise an additional $2,950,000 in SAFE notes.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Crowdfunding campaign is a critical part of the Company's operations. The Company, if needed, is able to continue to raise funds under our SAFE financing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign are necessary for the viability of the Company. The Company does have a backup plan to continue raising funds through SAFE financing. If we raise the maximum, it will make up about 83% of our available funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current net burn rate is about $415,000/month. The Company will be able to operate for 3 months if we raise our minimum investment. The funds will fund the operating expenses of the business which are anticipated to be allocated as follows: 70% of these expenses will be allocated to payroll, 17% to marketing and user acquisition costs, 4% to software expenses, 4% to rent and the remaining 5% to other operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate for 15 - 18 months if we raise our maximum funding goal. The Company would allocate approximately 40% of the funds raised in the funding campaign to marketing and customer acquisition costs, 10% for new hires to be added to the development and sales team, 40% to payroll, 5% to software expenses and hosting costs and the remaining 5% to other operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes - SAFE Funding, Series A-2, Additional crowdfunding campaigns.

Indebtedness

- **Creditor:** Bank of Hemet
  Amount Owed: $300,000.00
  Interest Rate: 5.25%
  Maturity Date: September 15, 2024

- **Creditor:** SAFE- Multiple Investors
  Amount Owed: $2,100,000.00
  Interest Rate: 0.0%
  Valuation Cap: $40,000,000.00, Discount Rate: 80%, Trigger: If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

- **Creditor:** Promissory Note
  Amount Owed: $200,000.00
  Interest Rate: 15.0%
  Maturity Date: October 25, 2023

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $45,048,538.44

Valuation Details:

The Company determined its pre-money valuation internally, without a formal third-party, independent evaluation. The Company determined its pre-money valuation based on an analysis of the following factors:

Prior Funding & Valuations

Our last priced round was valued at a post-money valuation of $64.25M. In October of 2021, ATM.com, Inc. was valued at $40M with a $4.25M Series A round. We acquired Blast Intergalactic Games, Inc. for $20M in a stock and asset acquisition and raised an additional $4M in our Series A financing, totaling a post-money valuation of $64.25M. Given the current economic condition, we are valuing the company at a $45M pre-money valuation.

Management's Experience and Prior Success

Walter Cruttenden, Co-Founder of the Company, is a FinTech founder and serial entrepreneur. He served as Chairman and was the Co-Founder of Acorns, Inc., a micro-investing company valued at over $2B. Earlier, Cruttenden founded and served as CEO of two well-known investment banking and brokerage firms; Cruttenden Roth (now Roth Capital) and E*Offerings (formerly the iBank arm of E*Trade Securities, since merged). Cruttenden also co-founded SRS Laboratories (IOPed and since acquired by DTS). He also founded one of the largest growth stock conferences in the US, now the Roth Conference.

Fully-diluted Share Calculation

The Company currently has 36,624,828 shares outstanding calculated on a fully-diluted basis (which assumes all classes of stock are converted to common and all issued options, warrants, and shares held in reserve by the Company are assumed to be outstanding). Multiplying this amount by the share price of $1.23 produces a pre-money valuation of $45,048,538.44.

Conclusion

Based on our own analysis and calculations of the above factors, we believe the pre-money valuation of $45,048,538.44 is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,150,000 in SAFE C notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  94.5%
  We will use all proceeds to acquire new customers for our platform. Our go to market strategy includes acquiring customers through advertising such as Google Ads, Facebook, TikTok, etc. Funds received will be deployed to acquire these customers from the various channels mentioned above.

If we raise the over allotment amount of $4,999,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  50.0%
  We acquire customers through various channels such as Tiktok, Google Ads, Facebook, etc. We plan to use 50% of proceeds to fund such activities so that we can continue to grow the number of users that ATM.com has.
- *Research & Development*
  30.0%
  Staying on top of the market and continuing to invest in technology is a key component of staying ahead of the curve, attracting new users, and retaining current users. Accordingly, the company plans to use 30% of its funding and invest it into R&D.
- *Working Capital*
  14.5%

The remaining balance will be used for operating expenses. This includes customer service, rent, software expenses, AWS hosting costs, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.atm.com (www.atm.com/financialstatements).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/atm

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ATM.com, Inc.

[See attached]

ATM.com, Inc. and Subsidiaries
Delaware Corporation

Consolidated Financial Statements and
Independent Auditors' Report
December 31, 2021 and 2020

ATM.com, Inc.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
ATM.com, Inc. and Subsidiaries
Newport Beach, California

Opinion

We have audited the consolidated financial statements of ATM.com, Inc. and Subsidiaries ("the Company") (a Delaware corporation), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of ATM.com, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ATM.com, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has a business that has not yet generated profits and has negative cash flows from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ATM.com, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ATM.com Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ATM.com Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

2020 Financial Statements

The 2020 financial statements of ATM.com, Inc. and were not audited or reviewed by us and we do not express an opinion, a conclusion, nor provide any assurance on those financial statements.

Fruci & Associates II, PLLC

Spokane, Washington
October 7, 2022

ATM.com, Inc.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2020

	2021	2020
Assets		
Current Assets:		
Cash and equivalents	$ 2,363,615	$ 1,306,631
Restricted Cash	200,132	-
Accounts Receivable, net	662,805	110,724
Prepaid Expense	118,289	78,063
FBO Client Investment Account	746,699	-
Total Current Assets	4,091,540	1,495,418
Non-Current Assets		
Goodwill	19,268,762	-
Leasehold Improvements	120,315	-
Intellectual Property	1,117,189	-
Other Non-current Assets	136,930	16,964
Total Non-Current Assets	20,643,196	16,964
Total Assets	**$ 24,734,736**	**$ 1,512,382**
Liabilites & Stockholders Equity		
Current Liabilities:		
Accounts Payable	$ 646,056	$ 62,160
Accrued Expenses	600,815	7,878
SBA Paycheck Protection Program Loan	-	80,370
FBO Client Investment Account	748,374	-
Deferred Revenue	258,563	43,750
SAFE Liability	-	3,355,000
Other Current Liabilities	532,798	21,438
Total Current Liabilites	2,786,606	3,570,596
Total Liabilites	2,786,606	3,570,596
Stockholders' Equity		
Series A Preferred Stock, $0.00001 par value, 20,000,000 shares authorized, 16,797,449 shares issued and outstanding, liquidation preferences of $33,045,620 as of December 31, 2021	169	-
Common Stock, $0.00001 par value, 50,000,000 and 20,000,000 shares authorized, 13,159,526 and 12,750,000 shares issued and outstanding, 13,159,526 and 12,750,000 shares vested as of December 31, 2021 and 2020, all respectively	132	128
Additional Paid-in-Capital	30,526,266	12,717
Accumulated Defecit	(8,578,437)	(2,071,060)
Total Stockholders Equity	21,948,130	(2,058,215)
Total Liabilities and Stockholders' Equity	**$ 24,734,736**	**$ 1,512,381**

See Independent Auditors' Report and accompanying notes, which are an integral part of these consolidated financial statements.

ATM.com, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

		2021		2020
Sales, net	$	1,968,727	$	56,405
Cost of Sales		1,257,245		1,120
Gross Profit		711,482		55,285
Operating Expenses:				
General & Administrative		1,585,535		506,970
Sales and Marketing		2,846,361		106,534
Research & Development		2,846,696		972,741
Depreciation & Amortization		16,279		1,211
Total Operating Expenses		7,294,871		1,587,456
Loss from Operations		(6,583,389)		(1,532,171)
Other Income (Expenses):				
Loan Forgiveness		81,138		-
Other Income/Expenses		(5,126)		(200)
Total Other Income (Expenses)		76,012		(200)
Net Loss	**$**	**(6,507,377)**	**$**	**(1,532,371)**
Weighted-average vested common shares issued and outstanding:				
- Basic and diluted		12,905,023		12,377,049
Net loss per common share				
- Basic and diluted	$	(0.50)	$	(0.12)

See Independent Auditors' Report and accompanying notes, which are an integral part of these consolidated financial statements.

ATM.com, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2021 and 2020

	Series A Preferred Stock		Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Addition Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2019	-	$ -	12,000,000	$ 120	$ -	$ (538,689)	$ (538,569)
Exercise of Stock Options	-	-	50,000	1	500	-	501
Issuance of stock for asset purchase	-	-	700,000	7	-	-	7
Stock-based compensation	-	-	-	-	12,217	-	12,217
Net loss	-	-	-	-	-	(1,532,371)	(1,532,371)
Balance at December 31, 2020	-	-	12,750,000	128	12,717	(2,071,060)	(2,058,215)
Issuance of preferred stock for cash	1,321,214	14	-	-	2,599,211	-	2,599,225
Issuance of preferred stock for atm.com URL	470,188	5	-	-	924,995	-	925,000
Offering Costs	-	-	-	-	(6,371)	-	(6,371)
Conversion of SAFE agreements	5,132,472	51	-	-	7,409,949	-	7,410,000
Exercise of stock options	-	-	150,000	1	1,499	-	1,500
Issuance of stock for asset purchase - BIG	9,873,575	99	259,526	3	19,999,898	-	20,000,000
Issuance of stock for asset purchase - AMA	-	-	-	-	(429,476)		(429,476)
Stock-based compensation	-	-	-	-	13,844	-	13,844
Net loss	-	-	-	-	-	(6,507,377)	(6,507,377)
Balance at December 31, 2021	16,797,449	$ 169	13,159,526	$ 132	$ 30,526,266	$ (8,578,437)	$ 21,948,130

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

ATM.com, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

		2021		2020
Cash Flows from Operating Activities				
Net Loss	$	(6,507,377)	$	(1,532,371)
Adjustments to reconcile net loss to net cash used in operating activities:				
(Gain) Loss on debt forgiveness		(81,138)		-
Depreciation and amortization		16,279		1,211
Bad debt expense		40,680		-
Stock-based compensation		13,844		12,217
Decrease (increase) in operating assets:				
Changes in receivables		(520,377)		(110,724)
Changes in prepaid expenses		(40,226)		(76,630)
Changes in non-current assets		(4,887)		-
Increase (decrease) in operating liabilities:				
Changes in accounts payable and accrued liabilities		1,055,688		74,092
Changes in deferred revenue		214,813		43,750
Changes in other current liabilities		123,553		1,443
Net Cash Used in Operating Activities		(5,689,148)		(1,587,011)
Cash Flows from Investing Activities				
Purchase of PP&E		53,593		(15,255)
Patent development		(12,528)		-
Cash from acquisition		685,321		-
Purchase of AMA		(429,747)		-
Net Cash Used in Investing Activities		296,639		(15,255)
Cash Flows from Financing Activities				
Proceeds from SAFE agreements		4,055,000		-
Proceeds from option exercise		1,500		335,000
Proceeds from sale of preferred shares		2,593,125		500
Proceeds from SBA for PPP and EIDL				80,370
Net Cash Provided by Financing Activities		6,649,625		415,870
Net change in cash equivalents and restricted cash		1,257,116		(1,186,395)
Cash equivalents and restricted cash at beginning of year		1,306,631		2,493,027
Cash equivalents and restricted cash at end of year	**$**	**2,563,747**	**$**	**1,306,632**
Supplemental Disclosure of Non-Cash Financing Activity				
Shares issued on conversion of debt	$	925,000	$	-
Shares issued on conversion of debt	$	7,410,000	$	-
Shares issues as consideration of acquisition	$	20,000,000	$	-
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest	$	-	$	-
Cash paid for taxes	$	-	$	-
		December 31, 2021		**December 31, 2020**
Cash	$	2,363,615	$	1,306,631
Restricted Cash		200,132		-
Total cash equivalents and restricted cash at end of year	$	2,563,747	$	1,306,631

See Independent Auditors' Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

ATM.com, Inc. (the "Company"), is a corporation organized December 18, 2018, under the laws of Delaware. The Company is a micro-income software development organization that helps users save money. On October 15, 2021, the Company acquired, Blast Intergalactic Group, Inc., ("BIG"), a corporation organized under the laws of Delaware. Ant Farm, Inc. ("Ant Farm") is a corporate entity jointly owned by Company and BIG. Ant Farm transacts business operations as well as being the sole member of Ant Money Advisors, LLC (AMA), a Delaware limited liability company. Ant Farm has relationships with its owners whereby the owners pass along clients of their technology apps for Ant Farm to provide investment products for their clients through AMA. AMA is a registered investment advisor with the SEC.

Effective June 30, 2020, the Company entered into an Asset Purchase Agreement "Asset Agreement" with Consumer Brands, LLC.

Effective September 22, 2021, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with BIG.

On February 18, 2020, AMA was formed by Company and BIG, each holding 50% ownership of AMA. By effect of the Merger Agreement, on October 15, 2021, the Company became 100% owner of BIG whereby BIG retained 50% ownership of AMA. Therefore, the Company now indirectly owns 100% AMA. The Company assumed all outstanding assets and liabilities of AMA. Upon the closing of the Merger Agreement, AMA continued its business operations as a subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements include all accounts of Company and its wholly owned subsidiaries, BIG, Ant Farm and AMA. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash balances exceeded federally insured limits by $1,521,375 and $922,509, respectively.

The Company holds restricted cash in the form of funds held for the benefit of ("FBO") our users as well as CDs. Users have the option to open an investment account through AMA for the funds they have earned or invested through the Company's apps which are held in FBO accounts. Since the Company holds these accounts, they are recorded as a current asset. As of December 31, 2021 and 2020 the Company held FBO accounts in the amount of $748,374 and $0, respectively. These accounts are also listed as a current liability given that the funds are held for a user. When users withdraw funds from their FBO account, the Company transfers these cash amounts to the user, releasing the company of the current asset and current liability. As of December 31, 2021 and 2020, the Company held $200,132 and $0, respectively within a CD as collateral to obtain a credit card.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the consolidated financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. For the years ended December 31, 2021 and 2020, the Company wrote off $40,680 and $80 of its accounts receivable as bad debt expense. The Company has recorded an allowance against its accounts receivable balances of $40,760 and $80 as of December 31, 2021 and 2020, respectively.

Property and Equipment

Property and equipment consist of leasehold improvements that are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company had $120,315 and $0, in property and equipment for years ended December 31, 2021 and 2020, respectively. Depreciation charges on property and equipment totaled $10,989 and $0 for the years ended December 31, 2021 and 2020, respectively.

Goodwill and Intangible Assets

Goodwill and other identifiable intangible assets with indefinite lives that are not being amortized, such as the atm.com domain, are tested at least annually for impairment and are written down if impaired. Identifiable intangible assets with finite lives are amortized over their estimated lives and are reviewed for impairment whenever facts and circumstances indicate that their carrying values are not fully recoverable. The intangible assets with definite lives are being amortized over its estimated useful life of 15 years using the straight-line method. For the years ended December 31, 2021 and 2020, the Company recorded no impairment.

Amortization expense on intangible assets totaled $5,291 and $1,211 for the years ended December 31, 2021 and 2020, respectively.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods to customers.

Our primary source of revenue is the sale of space within our application, i.e. advertising allowing users to connect with our primary partners. Through the relationship with these partners, we facilitate leads for our partners while in turn obtaining revenue on every user that completes an offer. Revenue is recognized when the advertising contract is completed or ratably by month based on the underlying agreement. The contract balance to customers was $6,500, $43,750, and $0 as of December 31, 2021, 2020 and 2019 respectively. We also receive revenue monthly within one of our applications whereby collecting a fee of $1 for each user with a balance above $1 including funds invested. We also generate revenue in one of our applications through sponsorships via our education partners. Revenue is recognized as the application services are completed. The contract balance to customers was $252,063 as of December 31, 2021.

The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company generally recognizes revenues upon delivery of its products and services.

Type of revenue		2021		2020
ATM application revenue	$	1,735,943	$	1,672
L&E application revenue		177,329		-
Other		55,455		54,733
Total revenue from contracts with customers	$	1,968,727	$	56,405

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $2,846,696 and $972,741 for the years ended December 31, 2021 and 2020, respectively.

Sales and Marketing

Sales and marketing costs as well as customer acquisition costs are expensed as incurred. Our customer acquisition costs are the advertising fees that the company pays to acquire a customer. Total expenses related to sales and marketing were $2,846,361 and $106,534 for the years ended December 31, 2021 and 2020, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to consolidated stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

The Company currently has a tax net operating loss of approximately $8,710,678 for which it may receive future tax benefits. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $1,829,242 the valuation allowance is $1,829,242which nets to a deferred tax asset of $0 as of December 31, 2021.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each period. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2021
Series A Preferred Stock (convertible to comon stock)	16,797,449	-
Exercisable stock options	919,227	470,647
Total potentially dilutive shares	17,716,676	470,647

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has negative cash flows from operations, has sustained net losses of $6,507,377 and $1,532,371 during the years ended December 31, 2021 and 2020, respectively, and has an accumulated deficit of $8,578,437 as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: GOODWILL

ASC Topic 805, "Business Combinations" requires that all business combinations be accounted for using the acquisition method and that certain identifiable intangible assets acquired in a business combination be recognized as assets apart from goodwill. ASC Topic 350, "Intangibles-Goodwill and Other" ("ASC 350") requires goodwill and other identifiable intangible assets with indefinite useful lives not be amortized, such as trade names, but instead tested at least annually for impairment (which the Company tests each year end, absent any impairment indicators) and be written down if impaired. ASC 350 requires that goodwill be allocated to its respective reporting unit and that identifiable intangible assets with finite lives be amortized over their useful lives.

Effective September 22, 2021, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with BIG.

The Merger Agreement provides that, subject to its terms and conditions, the Company issued to the BIG shareholders an aggregate of 10,133,101 shares; 9,873,575 shares of the Company's Series A preferred stock and 259,526 shares of the Company's common stock, in exchange for 100% of the issued and outstanding preferred and common stock of BIG held by the BIG shareholders. The Company assumed all outstanding liabilities of BIG. Upon the closing of the Merger Agreement, BIG continued its business operations as a subsidiary of the Company. The transaction was closed effective October 15, 2021. The shares were valued ratably based on the aggregate valuation of BIG at $20,000,000; $1.5738 per share of Common and Stock Options and $1.9673 per share of Preferred Series A.

The acquisition was accounted for using the acquisition method of accounting. The fair value of assets, liabilities and intangible assets and the purchase price allocation as of October 15, 2021 was as follows:

	Allocation of Purchase Price
	$
Cash	685,321
Accounts Receivable	72,384
Fixed Assets	190,186
Intangible Assets	179,661
Prepaid and other current assets	97,576
Other Assets	17,504
Total assets	**1,242,632**
Accounts payable	(121,913)
Accrued expenses and other current liabilities	(389,481)
Total liabilities	**(511,394)**
Net assets	**731,238**
Goodwill	19,268,762
Total net assets acquired	**20,000,000**

NOTE 5: FINANCING ARRANGEMENTS

2020 & 2021 SAFE Agreements

Through December 31, 2020, the company continued to enter into simple agreements for future equity ("SAFE securities") with investors, for total proceeds of $3,355,000. The SAFE securities do not bear interest and have no maturity date.

The SAFE Agreements entitle the holder to convert the SAFE securities into the Company's preferred stock. The terms provide for automatic conversion of the SAFE securities' purchase amounts into the Company's stock upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of stock the SAFE agreement converted into is the Purchase Amount divided by the conversion price (common stock issued at an 80% discount).

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement).

In 2021, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments totaling $4,055,000 (the "Purchase Amount").

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money or post-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by either a) the SAFE price, which is the price per share equal to a $18,000,000 or $28,000,000, dependent upon the agreement, pre-money valuation cap, divided by the Company's then outstanding capitalization, or b) a discount to the share pricing in the triggering equity financing, whichever calculation results in a greater number of shares of preferred stock. The discount rate is 10%.

In the case of a liquidation event, means a change of control of an initial public offering, before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of a) cash of the Purchase Amount; or b) the amount payable on the number of Common Stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

In 2021, the Series A Preferred Stock offering triggered conversion of all the SAFE agreements resulting in the conversion of the then outstanding purchase amounts of $7,410,000 into 5,132,472 shares of Series A Preferred Stock.

<u>SBA Paycheck Protection Program Loan</u>

In April 2020, the Company applied for and received an SBA Paycheck Protection Program loan from Silicon Valley Bank for $75,370. The instrument matures in 24 months and bears 1% interest per annum. In April 2020, the Company also applied for an Economic Injury Disaster Loan from the Small Business Administration and received $5,000. The loans and interest amounting to $81,138 were forgiven on April 22, 2021.

NOTE 6: STOCKHOLDERS' EQUITY

<u>Capital Structure</u>

In 2018, the Company had authorized 20,000,000 shares of $0.00001 par value Common Stock. The certificate of incorporation was amended in 2021, authorizing 50,000,000 shares of $0.00001 par value Common Stock and 20,000,000 shares of $0.00001 par value Preferred Stock.

As of December 31, 2021 and 2020, 13,159,526 and 12,750,000 shares of Common Stock were issued and outstanding, respectively. As of December 31, 2021 and 2020, 16,797,449 and 0 shares of Series A Preferred Stock were issued and outstanding, respectively.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stocks are subject to an optional conversion right, where the preferred stocks are convertible into fully paid and non-assessable shares of Common Stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the certificate of incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price of $1.9673 per share for Series A Preferred Stock, providing a total liquidation preference of $33,045,620 and $0 as of December 31, 2021 and 2020, respectively. Preferred stockholders have voting rights on an as-converted basis as well as anti-dilution protections.

Common Stock

In December 2018, the Company issued its two founders a total of 12,000,000 shares of Common Stock at $0.00001 per share, in exchange for $120 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price.

In June 2020, pursuant to the Asset Agreement, the Company issued 700,000 shares of Common Stock with a par value of $0.00001 per share, in exchange for the purchase of domain names.

In October 2021, pursuant to the Merger Agreement, the Company issued 259,526 shares of Common Stock with a par value of $0.00001 per share.

Issuance of Series A Preferred Stock

In 2021, the Company commenced an offering pursuant to which it offered to sell up to 2,541,554 shares of its Series A Preferred Stock, convertible into shares of Common Stock, at a price of $1.9673 per share. The Company incurred $6,100 offering costs related to this issuance. The Company intends to utilize the net proceeds from the Series A Preferred Stock Offering to execute on its business plans, although there can be no assurances to what extent the offering will be subscribed.

The Company held its first closing in connection with the Series A Preferred Stock offering in Q4 2021, in which it received gross proceeds of $2,599,225 for the issuance of 1,321,214 shares of Series A Preferred Stock. The initial closing of the Series A Preferred Stock Offering constituted a qualified financing for purposes of the Company's SAFE agreements with investment amounting to $7,410,000 all of which were converted into a total of 5,132,472 shares of the Company's Series A Preferred Stock at that date.

The Company also issued 470,188 Series A Preferred Stock pursuant to the Domain Name Purchase Agreement for the purchase of the www.atm.com domain to two related parties.

2018 Equity Incentive Plan

The Company adopted the *2018 Equity Incentive Plan* (the "Plan"), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options.

The Company has reserved 2,500,000 shares of common stock under the Plan. As of December 31, 2021, and 2020, 75,743 and 405,956 shares of common stock were available for grant, respectively. A summary of options activities for the years ended December 31, 2021 and 2020 is as follows:

	December 31, 2021		December 31, 2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,544,044	$ 0.05	842,259	$ 0.05
Granted	1,157,595	$ 0.46	1,044,285	$ 0.05
Exercised	(150,000)	$ 0.05	(50,000)	$ 0.05
Forfeited	(327,382)	$ 0.08	(292,500)	$ 0.05
Outstanding - end of year	2,224,257	$ 0.26	1,544,044	$ 0.05
Exercisable at end of year	882,923	$ 0.34	470,648	$ 0.05
Weighted average grant date fair value of options granted during year	$ 0.229		$ 0.023	
Intrinsic value of options outstanding at year-end	$ 56,883		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	8.6		9.2	
Weighted average duration (years) to expiration of exercisable options at year-end	7.1		8.9	

The intrinsic value of the stock awards outstanding as of December 31, 2021 and 2020 was $56,883 and $0, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2021 and 2020:

	December 31, 2021	**December 31, 2020**
Risk Free Interest Rate	0.73%-1.42%	0.27%-0.51%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	5 - 7	5 - 7
Fair Value per Stock Option	$0.05	$0.08

The Company calculated its estimate of the value of the stock compensation granted for the years ended December 31, 2021 and 2020 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $13,844 and $12,217, respectively. As of December 31, 2021, there is $29,227 of stock-based compensation to be recognized over a weighted-average period of approximately 3 years.

In 2020, an employee exercised stock options into 50,000 shares of common stock at an exercise price of $0.01 per share, resulting in proceeds of $500.

In 2021, an employee exercised stock options into 150,000 shares of common stock at exercise price of $0.01 per share, resulting in proceeds of $1,500.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8 FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Fair Value Measurements

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
December 31, 2021				
Stock Options	$ —	$ —	$ 64,221	$ 64,221
Warrants	—	—	--	--
	$ —	$ —	$ 64,221	$ 64,221
December 31, 2020				
Stock Options	$ —	$ —	$ 35,493	$ 35,943
Warrants	—	—	--	--
	$ —	$ —	$ 35,493	$ 35,493

During the period included in these financial statements, there were no transfers of amounts between levels.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 3 financial instruments:

Financial asset/financial liability	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Stock Options	Market approach	Conversion Period	Increase or decrease in conversion period will result in an increase or decrease in fair value
Warrants	Market approach	Conversion Period	Increase or decrease in conversion period will result in an increase or decrease in fair value

The carrying amounts of cash and restricted cash, accounts receivable, deposits and other current assets, accounts payable, accrued expenses, and other current liabilities, current portion of long-term debt and lease liability as of December 31, 2021 and December 31, 2020 approximate their fair values because of the short-term nature of these items and are not included in the table above. The Company's notes receivable, other long-term payables, long-term debt and lease liabilities approximate fair value due to the market rate of interest used on initial recognition.

In addition to the disclosures for assets and liabilities required to be measured at fair value at the balance sheet date, companies are required to disclose the estimated fair values of all financial instruments, even if they are not presented at their fair value on the consolidated balance sheet. The fair values of financial instruments are estimates based upon market conditions and perceived risks as of December 31, 2021 and December 31, 2020. These estimates require management's judgment and may not be indicative of the future fair values of the assets and liabilities.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through October 7, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation pursuant to the requirements of ASC 855 and has determined the below material subsequent events to report

In 2022, the Company issued 367,253 shares of Series A Preferred Stock for gross proceeds of $722,498.

On April 21, 2022, the Company filed a certificate of designation in Delaware, whereby pursuant to the certificate of designation designating 1,500,000 shares of Preferred Stock to Series A-1 Preferred Stock, par value $0.00001 per share. The Series A-1 Preferred Stock was issued in accordance with the Settle Agreement at an issue price equal to the Original Issue Price of the Series A Preferred Stock.

In 2022, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments totaling $2,050,000 (the "Purchase Amount").

On February 25, 2022, the Company filed a Certificate of Amendment in Delaware changing its name from Ant Transaction Machines, Inc. to Ant Money, Inc.

On September 9, 2022, the Company filed a Certificate of Amendment in Delaware changing its name from Ant Money, Inc. to ATM.com, Inc.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

ATM.com

Earn money from your personal data.


ATM.com
Innovative FinTech Startup from the Co-Founder of acorns
Earn money from your personal data
$204.89
Transactions

Website | Newport Beach, CA | FINANCIAL SERVICES

$0.00 raised	
0 Investors	$45M Valuation
$1.23 Price per Share	$249.69 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

We believe ATM.com® is the first app that allows users the opportunity to convert their personal data assets into cash - enabling them to invest it directly into the stock market using our proprietary SEC-registered FinTech platform. With users staying in control of their data, we believe we are creating a transparent, mutually beneficial form of data monetization. As the company enters a high growth phase with millions in revenue already, the founders are determined to make ATM.com a household name.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- ATM's mission is to give users "data dignity" - where users must be paid for the use of their data. 56% of Americans don't have $1,000 set aside for an emergency – ATM can help them fight back against inflation and earn extra cash.*
- With over $4 Million in revenue already generated and 700,000+ users, we believe ATM is well-positioned to grow in parallel with the data and digital advertising markets which are expected to grow from $24T to $38T within the next 5 years.**
- Our proprietary FinTech platform is an SEC-registered investment advisor, with the goal of becoming a unicorn in the market. ATM is led by an experienced team including co-founder, Walter Cruttenden, creator of the $2 Billion company, Acorns, the first micro-investing app with fractional shares.

*Information provided by CNBC (source)
**Market information provided by GlobeNewswire (source)

Co-founders



E*TRADE acorns

Walter Cruttenden
Co-founder, Chairman

Walter is a fintech veteran, having founded the iBank division of E*Trade, Roth Capital, and Acorns, a micro-investing app that has reached Unicorn status.



Consumer Brands | MIT Massachusetts Institute of Technology

Michael Gleason
Co-founder, CEO

Mike is a veteran entrepreneur and brand builder who founded and served as CEO of several e-commerce platforms with several multi-million dollar exits.



Tapjoy CRITEO

Inderpreet Singh
Co-founder, CTO

Inder has spent over 15 years building businesses that reach millions of people around the world. His companies have evolved from startups to Unicorn to going public.

Get paid to engage: Earn extra cash with ATM

While an increasing number of Americans show interest in investing their money, we've found that many have barriers to investing - like living paycheck to paycheck or not knowing how to invest.

But at ATM, we know this: **Everyone has data and everyone wants more money.**

That's why our data monetization and financial wealth-building platform gives consumers the ability to earn cash for their data and invest it. By answering simple questions, users can monetize their personal data easily, save money, and invest in stocks.


Your data.
Your cash.
Millions of users pooling their data allow ATM to generate "Big Data" Dividends.
Offer completed!
$82.15

THE PROBLEM & OUR SOLUTION

The largest social media companies are valued at more than 2 Trillion dollars - yet they pay zero dollars for your data

90% of the world uses search engines and social media platforms (source), yet they don't get paid a dime for their data - something that has become very valuable to these companies in recent years.



Corporations grab your data



Data increases corporate value



Corporations pay you $0 for your data

That's why we're here to monetize the data that people already share. By helping users convert their "personal data" into their "personal property," they can produce both active and passive income.



ATM secures your data as property



Property becomes monetizable



ATM pays you!

Through our platform, users provide personal data that matches them with more than 1,200 partner brands for daily earning opportunities - enabling them to invest what they earn directly into stocks and exchange-traded funds. We will also soon provide in-app "learn and earn" educational courses - where users also get paid simply for learning.


Brand Matching
Get cash by engaging with brands
Paid Surveys
Answer fun questions to get cash
Learn & Earn
Take courses and get paid instantly
Location Rewards
Get paid wherever you go


Linked Card Rewards
Get paid for using your debit/credit cards
Rewards & Cash Back
Earn from brands you love
Investing
Invest in ETF's, stock & crypto in the ATM app
Wallet
Withdraw cash and enjoy your life

THE MARKET & OUR TRACTION

Our target markets are expected to reach $38T combined by 2026

The global financial services, data and digital advertising markets are expected to grow from $24 Trillion to $38 Trillion within the next 5 years (source).


Market size
2021
$24 Trillion
2026

With three huge market opportunities, we believe ATM.com's potential to make a difference in people's lives is massive. We're here to help the **56%** of Americans who don't have $1,000 set aside for an emergency fight back against inflation and earn extra cash (source).

We already have over **700,000 users** who have earned **millions** in this transparent, fun, and gamified way. We've also raised over **$13 Million** from world-class funds, and are backed by Nobel Prize laureate in Economics Richard Thaler, influential artist and data activist will.i.am, and many more.


User Total
467,249
2021 actual
923,000
2022 projected
1,881,000
2023 projected
3,405,000
2024 projected
5,429,000
2025 projected


Revenue Total
$2.4M
2021 actual
$5.5M
2022 projected
$22.2M
2023 projected

Our prominent advisors



Dr. Richard Thaler

PhD, Nobel Prize, Economics, Pioneer Behavioral Economics



Palmer Luckey

Entrepreneur, Founder of Oculus VR & Anduril Industries



will.i.am

Artist, Scientist, Futurist, Black Eyed Peas



M. Shadows

Avenged Sevenfold, Rockstar, Web3 Pioneer



Pat Tenore

Founder & President of RVCA



Mickey Avalon

Hip Hop Artist, Metal Core



Dr. Shlomo Benartzi

PhD, Behavioral Economist



Dr. Bystritsky

MD, PhD, UCLA, Harvard

Over 1,200 partnerships

Backed by large investment firms

WHY INVEST

We Believe Big Data is a Big Opportunity

Living in a world of rising inflation and high costs of goods, we feel our business model is more relevant today than ever before. **We believe everyone deserves to get paid for their data**, and with that, we feel that we are bringing a unicorn to the market.

With high-growth already, we hope to reach more than **10 Million** total users within the next 5 years. Until then, we are raising capital to fuel user growth, launch new features and products, develop new partnerships, and hire additional team members.

By investing in ATM - you can be part of our data driven mission. Join us today!

In the Press

SHOW MORE

Meet Our Team



Michael Gleason

CEO & Board Director

Mike is a veteran entrepreneur and brand builder who founded and served as CEO of several e-commerce platforms with several multi-million dollar exits.



Walter Cruttenden

Chairman of the Board

*Walter is a fintech veteran, having founded the iBank division of E*Trade, Roth Capital, and Acorns, a micro-investing app that has reached Unicorn status.*

Walter splits his time serving as Board Chairman for ATM.com with working as President of Cruttenden Partners and as Executive Director for Binary Research Institute, the latter being his current primary job at which he spends approximately 10 hours per week.



Inderpreet Singh

CTO

Inder has spent over 15 years building businesses that reach millions of people around the world. His companies have evolved from startups to Unicorns to going public.

Inderpreet splits his time working for ATM.com with working as Chief Technology Officer for Learn & Earn.



Shital Patel

CFO

Shital is a start-up finance guru that has worked with more than 50 start-ups in her career. She is responsible for the company's financial functions, including accounting, audit, treasury, corporate finance, and human resources activities.

Shital splits her time working for ATM.com with working as Chief Financial Officer for NarrativeWave, Inc. and Sriji Financial Services, LLC, the latter being her current primary job at which she spends approximately 20 hours per week.



Kevin Muldoon

Board Director

Kevin Muldoon is the Mayor of Newport Beach, California.

Raised in Orange County, Kevin graduated from Chapman University School of Law and Loyola Marymount University, where he was awarded the Dr. Singleton Award for Excellence in Economics.

Offering Summary

Company	ATM.com, Inc.
Corporate Address	4600 Campus Drive, Suite 107, Newport Beach, CA 92660
Offering Minimum	$9,999.90
Offering Maximum	$4,999,999.20
Minimum Investment Amount (per investor)	$249.69

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,130
Maximum Number of Shares Offered	4,065,040
Price per Share	$1.23
Pre-Money Valuation	$45,048,538.44

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Amount Based

$1,000+

5% bonus shares

$2,000+

10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

ATM.com, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.23 / share, you will receive 110 Series Seed-1 shares, meaning you'll own 110 shares for $123. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow ATM.com to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

start engine

©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Michael: Everyone has data, and everyone wants more money.

90% of the world uses the big search engines and social media platforms, companies that combined are valued at over $2T dollars but don't pay their users a dime for their data.

Walter: We're ATM.com—a new kind of cash machine that empowers everyone to earn money from their data.

ATM.com is one of the first apps that allows consumers to convert their personal data assets into cash and invest it directly into stocks and exchange-traded funds.

Michael: We've already raised over $13M from world-class funds, and we're backed by Nobel Prize laureate in Economics Richard Thaler.

Inder: Here's how it works—users answer fun and simple questions to match with more than 1,200 premiere brands and earn money from surveys, location rewards, transaction data, educational courses, and cashback rewards.

We already have over 700,000 users who have earned $3.2 million dollars in this transparent and gamified way. ATM.com helps the 56% of Americans who don't have $1,000 set aside for an emergency fight back against inflation and earn extra cash.

But the real magic happens when our users invest their earnings using our app and build wealth faster over time. 42% of our users are first-time investors—we're empowering people to open their first investment account and save for the future.

M. Shadows (Testimonial): Hey, I'm M Shadows from Avenged Sevenfold and I am an investor in ATM. I am ATM's biggest fan and believe in the mission of getting paid for your data."

Shital (Alt. Testimonial): "As someone who's previously helped raise over $65M via crowdfunding, ATM.com's potential to make a difference in people's lives is the best I've ever seen. We're truly bringing dignity to data."

Michael: Our team has a history of successful exits and knows how to build successful startups. We're targeting 3 growing markets that combined are projected to hit $38T by 2026, and we're approaching our next high growth phase with the determination to make ATM.com a household name that's worth billions.

Inder: Our roadmap is focused on growth by adding engineers and hitting 1 million users and $5 million in annual revenue by the end of the year.

Michael: Own a stake in the future of data with ATM.com.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ANT TRANSACTION MACHINES INC.

Ant Transaction Machines Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the "**Corporation**"), does hereby certify that:

1. The name of the Corporation is Ant Transaction Machines Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 18, 2018.

2. The provisions of the Certificate of Incorporation of the Corporation, and as herein amended, are hereby restated and integrated into the single instrument which is hereinafter set forth, and which is entitled Amended and Restated Certificate of Incorporation of Ant Transaction Machines Inc.

3. The amendments, integration and restatement of the certificate of incorporation of the Corporation herein certified have been duly adopted by the board of directors and stockholders of the Corporation in accordance with the provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware.

4. This Amended and Restated Certificate of Incorporation shall be effective upon filing.

5. The certificate of incorporation of the Corporation, as amended, integrated and restated herein, shall at the effective time of this Amended and Restated Certificate of Incorporation read in its entirety as follows:

ARTICLE I
<u>NAME</u>

The name of the Corporation is Ant Transaction Machines Inc. (the "**Corporation**").

ARTICLE II
PURPOSE

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "**DGCL**").

ARTICLE III
ADDRESS

The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE IV
AUTHORIZED CAPITAL STOCK

1. Total Authorized Capital Stock. The total number of shares of stock that this Corporation shall have authority to issue is 70,000,000, consisting of 50,000,000 shares of Common Stock, $0.00001 par value per share (the "**Common Stock**"), and 20,000,000 shares of Preferred Stock, $0.00001 par value per share (the "**Preferred Stock**"), of which 18,000,000 shares shall be designated Series A Preferred Stock (the "**Series A Preferred Stock**").

2. Undesignated Preferred Stock. Except as otherwise restricted by this Amended and Restated Certificate of Incorporation, the Board of Directors of the Corporation (the "**Board of Directors**"), is hereby authorized to provide for the issuance of, and to issue, one or more series of shares of Preferred Stock, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of such shares and by filing a certificate of designation pursuant to the DGCL, to establish from time to time the powers, designations, voting rights, if any, preferences, and relative, participating, optional or other special rights of each such series and the qualifications, limitations or restrictions thereof. If at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares that constitutes less than all of the authorized number of shares of Preferred Stock, then the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, the authority to determine and fix the following:

(a) the number of shares to constitute that series and the distinctive designation of that series;

(b) whether and under what conditions dividends may be payable on such shares, the dividend rate, if any, on the shares of that series, whether the dividends shall be cumulative, and, if so, from which date or dates, and the preferences, if any, and the special and relative rights of the shares of that series as to dividends;

(c) whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(d) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(e) whether or not the shares of that series shall be convertible into or exchangeable for shares of any other class or of any other series of the same or any other class of capital stock of the Corporation and, if so, the conversion or exchange price or ratio and other conversion and exchange terms;

(f) whether or not the shares of that series will have voting rights and, if applicable, the matters to be voted on by such series and the terms and conditions under which the shares of that series shall have separate voting rights or no voting rights;

(g) whether the shares of that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund; and

(h) other powers, designations, preferences, and relative, participating, optional or other special rights of the shares of that series and the qualifications, limitations or restrictions thereof to the full extent now or hereafter permitted by the laws of the State of Delaware.

Without limiting the generality of the foregoing, and subject to the rights of any series of Preferred Stock then outstanding, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by law, including without limitation the Series A Preferred Stock.

ARTICLE V
COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however,* that except as otherwise required by law or as set forth in this Amended and Restated Certificate of Incorporation, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the DGCL. There shall be no cumulative voting.

ARTICLE VI
DESIGNATED PREFERRED STOCK

The terms and provisions of the Series A Preferred Stock are as follows:

1. Definitions. For purposes of this ARTICLE VI, the following definitions shall apply:

(a) "**Conversion Price**" shall mean $1.96730 per share for the Series A Preferred Stock, as subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Series A Preferred Stock of the Corporation voting as separate classes.

(d) "**Dividend Rate**" shall mean an annual rate of $0.059019 per share for the Series A Preferred Stock, as subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein.

(e) "**Liquidation Preference**" shall mean $1.96730 per share for the Series A Preferred Stock, as subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein.

(f) "**Options**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(g) "**Original Issue Price**" shall mean $1.96730 per share for the Series A Preferred Stock, as subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein.

(h) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. Dividends.

(a) *Series A Preferred Stock.* In any calendar year, the holders of outstanding shares of Series A Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Series A Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the holders of Series A Preferred Stock. The right to receive dividends on shares of Series A Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series A Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Series A Preferred Stock shall be on a pro rata basis.

(b) *Additional Dividends.* After the payment or setting aside for payment of the dividends described in Section 2(a), any additional dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4).

(c) *Non-Cash Distributions.* Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(d) *Consent to Certain Distributions*. In accordance with Section 500 of the California Corporations Code, a Distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Series A Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Series A Preferred Stock approved by the holders of Series A Preferred Stock of the Corporation.

(e) *Waiver of Dividends*. Any dividend preference of Series A Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of the majority of the outstanding shares of such series.

3. Liquidation Rights.

(a) *Liquidation Preference*. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of (i) the sum of (A) the Liquidation Preference of the Series A Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock and (ii) such amount for such share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) *Remaining Assets*. After the payment or setting aside for payment to the holders of Series A Preferred Stock of the full amounts specified in Section 3(a), the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) *Shares not Treated as Both Series A Preferred Stock and Common Stock in any Distribution*. Shares of Series A Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Series A Preferred Stock.

(d) *Reorganization*. For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than (X) a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent) or (Y) a business combination transaction (whether by merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination) involving the Corporation and a special purpose acquisition company or a subsidiary thereof where the Corporation is the surviving entity in such transaction and immediately following the closing of such initial business combination the Common Stock of the Corporation is listed for trading on a stock exchange or any public trading market resulting in at least $50,000,000 of gross proceeds to the Corporation; (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole, by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Series A Preferred Stock.

(e) *Valuation of Non-Cash Consideration.* If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution; and

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this Section 3(e), "**trading day**" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

The foregoing methods for valuing non-cash consideration shall, upon approval by the stockholders, including a majority of Series A Preferred Stock, of the definitive agreement(s) governing such liquidation, dissolution or winding up of the Corporation, be superseded by any determination of such value set forth in the definitive agreement(s) governing such liquidation, dissolution or winding up of the Corporation.

4. Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a) *Right to Convert.* Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series A Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the Series A Preferred Stock by the Conversion Price (the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted is hereinafter referred to as the "**Conversion Rate**"). Upon any decrease or increase in the Conversion Price for the Series A Preferred Stock, as described in this Section 4, the Conversion Rate shall be appropriately increased or decreased.

(b) *Automatic Conversion.* Each share of Series A Preferred Stock shall automatically be converted into fully-paid, nonassessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Corporation's Common Stock, *provided, however,* that the aggregate gross proceeds to the Corporation are not less than $50,000,000, (ii) a business combination transaction (whether by merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination) involving the Corporation and a special purpose acquisition company or a subsidiary thereof where the Corporation is the surviving entity in such transaction and immediately following the closing of such initial business combination the Common Stock of the Corporation is listed for trading on a stock exchange or any public trading market resulting in at least $50,000,000 of gross proceeds to the Corporation, or (iii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Series A Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i), (ii) and (iii) are referred to herein as an "**Automatic Conversion Event**").

(c) *Mechanics of Conversion.* No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A Preferred Stock held by each holder of Series A Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Series A Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further,* however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Series A Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Series A Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series A Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series A Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Series A Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Series A Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Series A Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) *Adjustments to Conversion Price for Diluting Issues.*

(i) *Special Definition*. For purposes of this Section 4(d), "**Additional Shares of Common**" shall mean all shares of Common Stock issued (or, pursuant to Section 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1) shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements approved by the Board of Directors, and shares of Common Stock or options, warrants or other rights to purchase Common Stock net of any stock repurchases or expired or terminated options pursuant to the terms of any option plan, restricted stock purchase agreement or similar arrangement;

(2) shares of Common Stock issued or issuable in connection with a Recapitalization, or a dividend or Distribution on Series A Preferred Stock or pursuant to any event for which adjustment is made pursuant to Section 4(e), 4(f) or 4(g) hereof;

(3) shares of Common Stock issued or issuable upon the conversion of the Series A Preferred Stock, or upon the exercise or conversion of Options or Convertible Securities;

(4) shares of Common Stock issued or issuable pursuant to a Reorganization, or pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(5) shares of Common Stock issued or issuable in a bona fide, firm commitment, underwritten registered public offering pursuant to a registration statement filed under the Securities Act pursuant to which all outstanding shares of Series A Preferred Stock are automatically converted into Common Stock pursuant to an Automatic Conversion Event;

(6) shares of Common Stock issued or issuable in connection with strategic transactions entered into primarily for non-equity financing purposes that are approved by the Board of Directors;

(7) shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by the Board of Directors;

(8) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors;

(9) shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding, dispute or litigation approved by the Board of Directors;

(10) shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(11) shares of Common Stock which are otherwise excluded by the affirmative vote or consent of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding; and

(12) any right, option or warrant to acquire any security convertible into Common Stock excluded from the definition of Additional Shares of Common pursuant to subsections (1) through (11) above which are approved by the Board of Directors.

(ii) *No Adjustment of Conversion Price*. No adjustment in the Conversion Price of the Series A Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to Section 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for the Series A Preferred Stock

(iii) *Deemed Issue of Additional Shares of Common*. In the event the Corporation at any time or from time to time after the date of the filing of this Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible

Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of the Series A Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of the Series A Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of the Series A Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of the Series A Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the

Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this Section 4(d)(iii) as of the actual date of their issuance.

(iv) *Adjustment of Conversion Price Upon Issuance of Additional Shares of Common*. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to Section 4(d)(iii)) without consideration or for a consideration per share less than the Conversion Price of the Series A Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the Series A Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Section 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Series A Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v) *Determination of Consideration*. For purposes of this Section 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) *Cash and Property*. Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) *Options and Convertible Securities*. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to Section 4(d)(iii) shall be determined by dividing

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) *Adjustments for Subdivisions or Combinations of Common Stock.* In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of the Series A Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) *Adjustments for Subdivisions or Combinations of Series A Preferred Stock.* In the event the outstanding shares of Series A Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series A Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the Series A Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the Series A Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) *Adjustments for Reclassification, Exchange and Substitution.* Subject to Section 3, if the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Series A Preferred Stock shall have the right thereafter to convert such shares of Series A Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) *Certificate as to Adjustments.* Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series A Preferred Stock.

(i) *Waiver of Adjustment of Conversion Price.* Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of the Series A Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of the Series A Preferred Stock either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of Series A Preferred Stock.

(j) *Notices of Record Date.* In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 3(d);

then, in connection with each such event, this Corporation shall send to the holders of the Series A Preferred Stock at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Series A Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Series A Preferred Stock.

(k) *Reissuance of Series A Preferred Stock.* In the event that any shares of Series A Preferred Stock shall be converted pursuant to this Section 4 or otherwise repurchased by the Corporation, the shares so converted or repurchased shall be cancelled and shall not be issuable by this Corporation.

(l) *Reservation of Stock Issuable Upon Conversion.* The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting.

(a) *Restricted Class Voting.* Except as otherwise expressly provided herein or as required by law, the holders of Series A Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) *Series A Preferred Stock.* Each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series A Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Series A Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Series A Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted), shall be disregarded.

(c) *Adjustment in Authorized Common Stock and Series A Preferred Stock.* The number of authorized shares of Common Stock and Series A Preferred Stock may be increased or decreased (but not below the number of shares of Common Stock or Series A Preferred Stock then outstanding) by an affirmative vote of the holdersof a majority of the capital stock of the Corporation.

6. Amendments and Changes. So long as at least 4,000,000 shares (as adjusted for Recapitalizations) of the Series A Preferred Stock shall be issued and outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock:

(a) alter, change or waive the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock;

(b) authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges senior to the Series A Preferred Stock (the "**Senior Preferred Stock**"); *provided, however*, that the Board of Directors shall have the authority, pursuant to ARTICLE IV, to authorize, create and issue a series of Senior Preferred Stock with aggregate gross proceeds to the Corporation of no more than $5,000,000 without the consent of the holders of the Series A Preferred Stock;

(c) take any action that results in the redemption or repurchase of any shares of Common Stock or Series A Preferred Stock (other than pursuant to equity incentive agreements with employees, officers or directors of, or consultants or advisors to the Corporation that give the Corporation the right to repurchase shares upon the termination of services or pursuant to a right of first refusal in favor of the Corporation at the lower of fair market value or original purchase price);

(d) declare or pay any Distribution;

(e) enter into any transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 3(d);

(f) amend any provision of the Certificate of Incorporation or Bylaws of the Corporation if such amendment would adversely affect the Series A Preferred Stock or any series thereof; *provided, however*, that the Board of Directors shall have the authority, pursuant to ARTICLE IV, to authorize, create and issue a series of Senior Preferred Stock with aggregate gross proceeds to the Corporation of no more than $5,000,000 without the consent of the holders of the Series A Preferred Stock;

(g) change the principal business of the Corporation as such business is currently conducted or proposed to be conducted, enter any new lines of business, or exit the current principal line of business;

(h) issue debt of more than $5,000,000 in the aggregate; or

(i) amend this Section 6.

7. Notices. Any notice required by the provisions of this ARTICLE VI to be given to the holders of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VII
EXISTENCE

The Corporation is to have perpetual existence.

ARTICLE VIII
ELECTION OF DIRECTORS

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE IX
NUMBER OF DIRECTORS

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE X
BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE XI
INDEMNIFICATION

To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither any amendment nor repeal of this paragraph, nor the adoption of any provision of this Corporation's Amended and Restated Certificate of Incorporation inconsistent with this paragraph, shall eliminate or reduce the effect of this paragraph, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this paragraph, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. A right to indemnification or to advancement of expenses arising under a provision of this Amended and Restated Certificate of Incorporation or a bylaw of the Corporation shall not be eliminated or impaired by an amendment to this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

ARTICLE XII
MEETINGS OF STOCKHOLDERS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 15th day of October, 2021.

By: ______________________
Name: Michael Gleason
Title: Chief Executive Officer

CERTIFICATE OF DESIGNATIONS, POWERS, PREFERENCES AND RIGHTS OF THE SERIES A-1 PREFERRED STOCK OF ANT MONEY, INC.

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:13 PM 04/21/2022
FILED 05:13 PM 04/21/2022
SR 20221572775 - File Number 7199539

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the "**Board of Directors**") of Ant Money, Inc., a Delaware corporation (hereinafter called the "**Corporation**"), with the designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions having been fixed by the Board pursuant to authority granted to it under Article IV of the Corporation's Amended and Restated Certificate of Incorporation and in accordance with the provisions of Section 151 of the Delaware General Corporation Law ("**DGCL**"):

WHEREAS, Article IV of the Corporation's Amended and Restated Certificate of Incorporation provides for a class of its authorized stock known as Preferred Stock, consisting of 20,000,000 shares, $0.00001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board is authorized by the Corporation's Amended and Restated Certificate of Incorporation to fix the designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions of any wholly unissued series of Preferred Stock and the number of shares constituting any such series;

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to authority conferred upon the Board by the Amended and Restated Certificate of Incorporation of the Corporation, the Board hereby authorizes the issuance of 1,500,000 shares of Series A-1 Preferred Stock, par value $0.00001 per share, of the Corporation and hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions relating to such shares, in addition to those set forth in the Amended and Restated Certificate of Incorporation of the Corporation, as follows:

1. Designation and Amount. The shares of such series shall be designated "Series A-1 Preferred Stock," and the number of shares constituting such series shall be 1,500,000 (the "**Series A-1 Preferred Stock**"). The Series A-1 Preferred Stock shall be issued in accordance with the Settlement Agreement at an issue price equal to the Original Issue Price.

2. Definitions. With respect to the Series A-1 Preferred Stock, the following definitions shall apply:

(a) "**Certificate of Designations**" shall mean this Certificate of Designations, Powers, Preferences and Rights of the Series A-1 Preferred Stock of Ant Money, Inc.

(b) "**Common Stock**" shall mean the Corporation's common stock, $0.00001 par value per share.

(c) "**Conversion Price**" shall mean $1.96730 per share for the Series A-1 Preferred Stock, as subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein.

(d) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(e) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuantto agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of firstrefusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation inconnection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Senior Securities and the Common Stock.

(f) "**Dividend Rate**" shall mean an annual rate of $0.059019 per share for the Series A-1 Preferred Stock, as subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein.

(g) "**Liquidation Preference**" shall mean $1.96730 per share for the Series A-1 Preferred Stock, as subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein.

(h) "**Options**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(i) "**Original Issue Price**" shall mean $1.96730 per share for the Series A-1 Preferred Stock, as subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein.

(j) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(k) "**Senior Securities**" shall mean the Series A Preferred Stock and any other class or series of capital stock, other than Common Stock which will always be junior to the Series A-1 Preferred Stock of the Corporation, hereafter created specifically ranking as to dividend rights, redemption rights, liquidation preference and other rights senior to the Series A-1 Preferred Stock.

(l) "**Series A Preferred Stock**" shall mean the Corporation's Series A Preferred Stock, $0.00001 par value per share, with an original issue price of $1.96730 per share.

(m) "**Settlement Agreement**" shall mean that certain Settlement Agreement, dated effective as of March 7, 2022, by and among the Corporation and the other signatories thereto.

3. Rank. The Series A-1 Preferred Stock shall rank junior to the Senior Securities as to dividend rights, redemption rights, liquidation preference and other rights, and senior to the Common Stock.

4. Dividends.

(a) *Series A-1 Preferred Stock.* In any calendar year, the holders of outstanding shares of Series A-1 Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate payable immediately after the payment of any dividends to Senior Securities required by the Corporation's Amended and Restated Certificate of Incorporation, as amended or amended and restated and then in effect (the "**Charter**") in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Senior Securities and the Series A-1 Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Senior Securities and the Series A-1 Preferred Stock have been paid or set aside for payment to the holders of the Senior Securities and the Series A-1 Preferred Stock, respectively. The right to receive dividends on shares of Series A-1 Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Series A-1 Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Series A-1 Preferred Stock shall be on a pro rata basis.

(b) *Additional Dividends.* After the payment or setting aside for payment of the dividends described in Section 4(a), any additional dividends on the Series A-1 Preferred Stock (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of Senior Securities, Series A-1 Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if (i) all shares of Senior Securities were converted at the then-effective conversion rate set forth in the Charter, and (ii) all shares of Series A-1 Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 6).

(c) *Non-Cash Distributions.* Whenever a Distribution provided for in this Section 4 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(d) *Consent to Certain Distributions.* In accordance with Section 500 of the California Corporations Code, a Distribution can be made without regard to any preferential dividends arrears amount (asdefined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issuedto or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, or (iii) repurchases of Common Stock, Senior Securities or Series A-1 Preferred Stock in connection with the settlement of disputes with any stockholder.

(e) *Waiver of Dividends.* Any dividend preference of Series A-1 Preferred Stock may be waived, in whole or in part, by the written consent or vote of the holders of the majority of the outstanding shares of Series A-1 Preferred Stock.

5. Liquidation Rights.

(a) *Liquidation Preference.* In the event of any liquidation, dissolution or winding up ofthe Corporation, either voluntary or involuntary, the holders of the Series A-1 Preferred Stock shall be entitled to receive, after payment, or provision for payment, in full of all claims of creditors of the Corporation and all amounts due and payable to Senior Securities required by the Charter prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A-1 Preferred Stock held by them equal to the greater of (i) the sum of (A) the Liquidation Preference of the Series A-1 Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series A-1 Preferred Stock and (ii) such amount for such share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock pursuant to Section 6 immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series A-1 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 5(a), then after payment of all amounts payable to Senior Securities required by the Charter the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Series A-1 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 5(a).

(b) *Remaining Assets.* After the payment or setting aside for payment to the holders of Series A-1 Preferred Stock of the full amounts specified in Section 5(a), the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) *Shares not Treated as Both Series A-1 Preferred Stock and Common Stock in any Distribution.* Shares of Series A-1 Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Series A-1 Preferred Stock.

(d) *Reorganization.* For purposes of this Section 5, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than (X) a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent) or (Y) a business combination transaction (whether by merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination) involving the Corporation and a special purpose acquisition company or a subsidiary thereof where the Corporation is the surviving entity in such transaction and immediately following the closing of such initial business combination the Common Stock of the Corporation is listed for trading on a stock exchange or any public trading market resulting in at least $50,000,000 of gross proceeds to the Corporation; (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole, by means of any transaction or series of related transactions, except where suchsale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or of the preceding sentence may be waived by the written consent or vote of the holders of the majority of the outstanding shares of Series A-1 Preferred Stock.

(e) *Valuation of Non-Cash Consideration.* If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors in the exercise of their fiduciary duties, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution; and

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this Section 5(e), "**trading day**" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

The foregoing methods for valuing non-cash consideration shall, upon approval by the holders of Senior Securities and Common Stock, of the definitive agreement(s) governing such liquidation, dissolution or winding up of the Corporation, be superseded by any determination of such value set forth in the definitive agreement(s) governing such liquidation, dissolution or winding up of the Corporation.

6. Conversion. The holders of the Series A-1 Preferred Stock shall have conversion rights as follows:

(a) *Right to Convert.* Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series A-1 Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the Series A-1 Preferred Stock by the Conversion Price (the number of shares of Common Stock into which each share of Series A-1 Preferred Stock may be converted is hereinafter referred to as the

"**Conversion Rate**"). Upon any decrease or increase in the Conversion Price for the Series A-1 Preferred Stock, as described in this Section 6, the Conversion Rate shall be appropriately increased or decreased.

(b) *Automatic Conversion.* Each share of Series A-1 Preferred Stock shall automatically be converted into fully-paid, nonassessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Corporation's Common Stock, *provided, however,* that the aggregate gross proceeds to the Corporation are not less than $50,000,000, (ii) a business combination transaction (whether by merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination) involving the Corporation and a special purpose acquisition company or a subsidiary thereof where the Corporation is the surviving entity in such transaction and immediately following the closing of such initial business combination the Common Stock of the Corporation is listed for trading on a stock exchange or any public trading market resulting in at least $50,000,000 of gross proceeds to the Corporation, or (iii) upon the receipt by the Corporation of a written request for such conversion from the holders of the majority of the then outstanding shares of Series A-1 Preferred Stock or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i), (ii) and (iii) are referred to herein as an "**Automatic Conversion Event**").

(c) *Mechanics of Conversion.* No fractional shares of Common Stock shall be issued upon conversion of Series A-1 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A-1 Preferred Stock held by each holder of Series A-1 Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Series A-1 Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A-1 Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Series A-1 Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further,* however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Series A-1 Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Series A-1 Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series A-1 Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series A-1 Preferred Stock, or that the certificates evidencing such shares ofCommon Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Series A-1 Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Series A-1 Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A-1 Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Series A-1 Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A-1 Preferred Stock shall not be deemed to have converted such Series A-1 Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) *Adjustments to Conversion Price for Diluting Issues.*

(i) *Special Definition*. For purposes of this Section 6(d), "**Additional Shares of Common**" shall mean all shares of Common Stock issued (or, pursuant to Section 6(d)(iii), deemed to be issued) by the Corporation after the filing of this Certificate of Designations, other than issuances or deemed issuances of:

(1) shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements approved by the Board of Directors, and shares of Common Stock or options, warrants or other rights to purchase Common Stock net of any stock repurchases or expired or terminated options pursuant to the terms of any option plan, restricted stock purchase agreement or similar arrangement;

(2) shares of Common Stock issued or issuable in connection with a Recapitalization, or a dividend or Distribution on Senior Securities, or a dividend or Distribution on the Series A-1 Preferred Stock or pursuant to any event for which adjustment is made pursuant to Section 6(e), 6(f) or 6(g) hereof;

(3) shares of Common Stock issued or issuable upon the conversion of the Senior Securities or the Series A-1 Preferred Stock, or upon the exercise or conversion of Options or Convertible Securities;

(4) shares of Common Stock issued or issuable pursuant to a Reorganization, or pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(5) shares of Common Stock issued or issuable in a bona fide, firm commitment, underwritten registered public offering pursuant to a registration statement filed under the Securities Act pursuant to which all outstanding shares of Series A-1 Preferred Stock are automatically converted into Common Stock pursuant to an Automatic Conversion Event;

(6) shares of Common Stock issued or issuable in connection with strategic transactions entered into primarily for non-equity financing purposes that are approved by the Board of Directors;

(7) shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by the Board of Directors;

(8) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors;

(9) shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding, dispute or litigation approved by the Board of Directors;

(10) shares of Common Stock issued or issuable to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(11) shares of Common Stock which are otherwise excluded by the affirmative vote or consent of the holders of at least a majority of the shares of Senior Securities then outstanding (but only if such shares of Common Stock are identically excluded as "Additional Shares of Common" with respect to all shares of Series A Preferred Stock); and

(12) any right, option or warrant to acquire any security convertible into Common Stock excluded from the definition of Additional Shares of Common pursuant to subsections (1) through (11) above which are approved by the Board of Directors (but only if such right, option or warrant to acquire any security convertible into Common Stock is identically excluded as "Additional Shares of Common" with respect to all shares of Series A Preferred Stock).

(ii) *No Adjustment of Conversion Price.* No adjustment in the Conversion Price of the Series A-1 Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to Section 6(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for the Series A-1 Preferred Stock

(iii) *Deemed Issue of Additional Shares of Common.* In the event the Corporation at any time or from time to time after the date of the filing of this Certificate of Designations shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of the Series A-1 Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common

Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 6(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 6(e), 6(f) and 6(g) hereof), the Conversion Price of the Series A-1 Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of the Series A-1 Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of the Series A-1 Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 6(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this Section 6(d)(iii) as of the actual date of their issuance.

(iv) *Adjustment of Conversion Price Upon Issuance of Additional Shares of Common*. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to Section 6(d)(iii)) without consideration or for a consideration per share less than the Conversion Price of the Series A-1 Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the Series A-1 Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Section 6(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Series A-1 Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v) *Determination of Consideration*. For purposes of this Section 6(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) *Cash and Property*. Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) *Options and Convertible Securities*. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to Section 6(d)(iii) shall be determined by dividing

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) *Adjustments for Subdivisions or Combinations of Common Stock.* In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of the Series A-1 Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) *Adjustments for Subdivisions or Combinations of Series A-1 Preferred Stock.* In the event the outstanding shares of Series A-1 Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series A-1 Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the Series A-1 Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A-1 Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A-1 Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the Series A-1 Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) *Adjustments for Reclassification, Exchange and Substitution.* Subject to Section 5, if the Common Stock issuable upon conversion of the Series A-1 Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Series A-1 Preferred Stock shall have the right thereafter to convert such shares of Series A-1 Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such Series A-1 Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) *Certificate as to Adjustments.* Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A-1 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A-1 Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series A-1 Preferred Stock.

(i) *Waiver of Adjustment of Conversion Price.* Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of the Series A-1 Preferred Stock may be waived by the written consent or vote of the holders of the majority of the outstanding shares of Series A-1 Preferred Stock, either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of Series A-1 Preferred Stock.

(j) *Notices of Record Date.* In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 5(d);

then, in connection with each such event, this Corporation shall send to the holders of the Series A-1 Preferred Stock at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Series A-1 Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the written consent or vote of the holders of the majority of the outstanding shares of Series A-1 Preferred Stock.

(k) *Reissuance of Series A-1 Preferred Stock.* In the event that any shares of Series A-1 Preferred Stock shall be converted pursuant to this Section 5 or otherwise repurchased by the Corporation, the shares so converted or repurchased shall be cancelled and shall not be issuable by this Corporation.

(l) *Reservation of Stock Issuable Upon Conversion.* The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A-1 Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A-1 Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A-1 Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

7. Voting. The Series A-1 Preferred Stock shall not be entitled to vote on any matter except as otherwise set forth in this Certificate of Designations and as required by the DGCL. As to all matters for which voting by class is specifically required by the DGCL, each outstanding share of Series A-1 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the share of Series A-1 Preferred Stock held by such holder could be converted as of the record date.

8. Changes. So long as any shares of the Series A-1 Preferred Stock shall be issued and outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, (i) alter, change or waive the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A-1 Preferred Stock, (ii) issue additional shares of Series A-1 Preferred Stock,

or (iii) increase the authorized number of shares of Series A-1 Preferred Stock without the written consent or affirmative vote of the holders of the majority of the outstanding shares of Series A-1 Preferred Stock.

9. Notices. Any notice required by the provisions of this Certificate of Designations to be given to the holders of Series A-1 Preferred Stock shall be deemed given if emailed to each holder of record to such holder's email address appearing on the books of the Corporation.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Designations has been executed by a duly authorized officer of the Corporation on this 21 day of April, 2022.

By: /s/ Michael Gleason
Name: Michael Gleason
Title: Chief Executive Officer

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ANT MONEY, INC.,
a Delaware corporation

Ant Money, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

1. The name of the Corporation is Ant Money, Inc.

2. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 15, 2021 (the "**Original Amended and Restated Certificate of Incorporation**"). The following were subsequently filed: (i) Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on February 25, 2022, and (ii) Certificate of Designations, Powers, Preferences and Rights of the Series A-1 Preferred Stock filed with the Secretary of State of the State of Delaware on April 21, 2022 (the Original Amended and Restated Certificate of Incorporation, together with the subsequently filed certificates, shall be collectively referred to as the "**Amended and Restated Certificate of Incorporation**").

3. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by striking out ARTICLE I thereof and by substituting in lieu of said ARTICLE the following new ARTICLE I:

"The name of the corporation is ATM.com, Inc. (the "**Corporation**")."

4. The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be signed as of the 6th day of September, 2022.

DocuSigned by:
Michael Gleason
Michael Gleason
Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:34 PM 09/09/2022
FILED 12:34 PM 09/09/2022
SR 20223484884 - File Number 7199539